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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 16—Final Amendment)

TDC A/S
(Name of Subject Company (Issuer))

Nordic Telephone Company ApS
Nordic Telephone Company Investment ApS
Nordic Telephone Company Finance ApS
Nordic Telephone Company Holding ApS
Blackstone NSS Communications Partners (Cayman) L.P.
Blackstone Capital Partners (Cayman) IV L.P.
Blackstone Communications Management Associates (Cayman) L.P.
Blackstone Management Associates (Cayman) IV L.P.
Blackstone FI Communications Associates (Cayman) Ltd.
Blackstone LR Associates (Cayman) IV Ltd.
KKR Millennium Fund (Overseas), Limited Partnership
KKR European Fund II, Limited Partnership
KKR Associates Millennium (Overseas), Limited Partnership
KKR Associates Europe II, Limited Partnership
KKR Millennium Limited
KKR Europe II Limited
Permira Europe III L.P. 1
Permira Europe III L.P. 2
Permira Europe III GP L.P.
Permira Europe III G.P. Limited
Permira Europe II L.P. 1
Permira Europe II L.P. 2
Permira Europe II Managers L.P.
Permira (Europe) Limited
Permira Europe II C.V.3
Permira Europe II C.V.4
Permira Europe II Co-Investment Scheme
Schroder Ventures Investments Limited
Providence Equity Offshore Partners V L.P.
Providence Equity Offshore Partners IV L.P.
Providence Equity Offshore GP V L.P.
Providence Equity Offshore GP IV L.P.
Providence Equity Partners (Cayman) V Ltd.
Providence Equity Partners (Cayman) IV Ltd.
Apax Europe VI-A, L.P.
Apax Europe VI GP L.P. Inc.
Apax Europe VI GP Co. Ltd.
Apax Partners Europe Managers Limited

(Names of Filing Persons (Offerors))

Ordinary Shares, nominal value DKK5 each
(Title of Class of Securities)

ISIN DK0010253335
(ISIN Number of Class of Securities)

Amercian Depositary Shares (representing ordinary shares),
(Title of Class of Securities)

87236N102
(CUSIP Number of Class of Securities)

Lawrence H. Guffey Nordic Telephone Company ApS c/o The Blackstone Group International Limited 40 Berkeley Square London W1J 5AL United Kingdom +44 (0) 20 7451 4000	Richard Wilson Nordic Telephone Company ApS c/o Apax Partners Worldwide LLP 15 Portland Place London W1B 1PT United Kingdom +44 (0) 20 7572 6300	Kurt Björklund Nordic Telephone Company ApS c/o Permira Advisers KB Birger Jarlsgatan 12 SE-114 34 Stockholm Sweden +46 (0) 8 503 122 00
Oliver Haarmann Nordic Telephone Company ApS c/o Kohlberg Kravis Roberts & Co. L.P. Stirling Square 7 Carlton Gardens London SW1Y 5AD United Kingdom +44 (0) 20 7839 9800	Copy to: Michael Wolfson, Esq. Simpson Thacher & Bartlett LLP Citypoint One Ropemaker Street London EC2Y 9HU United Kingdom +44 (0) 20 7275 6500	Gustavo Schwed Nordic Telephone Company ApS c/o Providence Equity Partners Limited 78 Brook Street London W1K 5EF United Kingdom +44 (0) 20 7514 8800
(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**

$11,990,398,360	$1,282,973.00

*
Estimated for purposes of calculating the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The calculation of the transaction valuation assumes the purchase of 198,375,177 shares of TDC A/S of DKK5 each, at a purchase price of DKK382 per share in cash upon the expiration of the initial offering period referred to herein, converted into U.S. dollars at the noon buying rate as published by the Federal Reserve Bank of New York on November 30, 2005 of $1=DKK6.3200.

**
The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Exchange Act, and Fee Advisory #5 for Fiscal Year 2006, is equal to .010700% of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,282,973.0

Form or Registration No.: Schedule TO

Filing Party:	Nordic Telephone Company ApS
Nordic Telephone Company Investment ApS
Nordic Telephone Company Finance ApS
Nordic Telephone Company Holding ApS
Blackstone NSS Communications Partners (Cayman) L.P.
Blackstone Capital Partners (Cayman) IV L.P.
Blackstone Communications Management Associates (Cayman) L.P.
Blackstone Management Associates (Cayman) IV L.P.
Blackstone FI Communications Associates (Cayman) Ltd.
Blackstone LR Associates (Cayman) IV Ltd.
KKR Millennium Fund (Overseas), Limited Partnership
KKR European Fund II, Limited Partnership
KKR Associates Millennium (Overseas), Limited Partnership
KKR Associates Europe II, Limited Partnership
KKR Millennium Limited
KKR Europe II Limited
Permira Europe III L.P. 1
Permira Europe III L.P. 2
Permira Europe III GP L.P.
Permira Europe III G.P. Limited
Permira Europe II L.P. 1
Permira Europe II L.P. 2
Permira Europe II Managers L.P.
Permira (Europe) Limited
Permira Europe II C.V.3
Permira Europe II C.V.4
Permira Europe II Co-Investment Scheme
Schroder Ventures Investments Limited
Providence Equity Offshore Partners V L.P.
Providence Equity Offshore Partners IV L.P.
Providence Equity Offshore GP V L.P.
Providence Equity Offshore GP IV L.P.
Providence Equity Partners (Cayman) V Ltd.
Providence Equity Partners (Cayman) IV Ltd.
Apax Europe VI-A, L.P.
Apax Europe VI GP L.P. Inc.
Apax Europe VI GP Co. Ltd.
Apax Partners Europe Managers Limited

Date Filed: December 2, 2005

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.
☐
issuer tender offer subject to Rule 13e-4.
☐
going-private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

        This Amendment No. 16—Final Amendment to Schedule TO amends and supplements the Schedule TO originally filed by Nordic Telephone Company ApS and the other offerors (the "Offerors") on December 2, 2005 (as it may be amended or supplemented from time to time, the "Schedule TO"). The Schedule TO relates to the offer by Nordic Telephone Company ApS, a private limited liability company (the "Bidder"), to purchase all shares of DKK5 each ("TDC Shares"), and American Depositary Shares ("TDC ADSs"), each representing one-half of one TDC Share, of TDC A/S, a Danish public limited company organized under the laws of Denmark, at a purchase price of DKK382 per share and the U.S. dollar equivalent of DKK191 per ADS in cash (in each case without interest and subject to adjustment as described in the Offer Document). The terms and conditions of the offer (as it may be amended or supplemented from time to time, the "Tender Offer") are described in the Offer Document, published on December 2, 2005 (as it may be amended or supplemented from time to time, the "Offer Document"), a copy of which was originally filed as Exhibit (a)(1)(A) to the Schedule TO filed on December 2, 2005, and, where applicable, the related Form of Acceptance (included in the Offer Document) and Letter of Transmittal and the instructions thereto, a copy of which was originally filed as Exhibit (a)(1)(B) to the Schedule TO filed on December 2, 2005.

        Except as otherwise indicated, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON

        The last sentence of paragraph 2 under the heading "The Bidder" in Section 10, "Description of the Bidder and acquisition entities," of the Offer Document is amended as follows:

        The words, "are expected to become" are deleted and replaced with the words, "have become."

ITEM 4. TERMS OF THE TRANSACTION

        Item 4 of the Schedule TO is hereby amended and supplemented by the following:

        The Bidder's press release issued on January 25, 2006, is hereby incorporated by reference to Exhibit (a)(5)(S) hereto.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        Item 6 of the Schedule TO is hereby amended and supplemented by the following:

        The Bidder's press release issued on January 25, 2006, is hereby incorporated by reference to Exhibit (a)(5)(S) hereto.

ITEM 8. INTEREST IN SECURITIES OF THE COMPANY

        Item 8(a) and (b) of the Schedule TO are hereby amended and supplemented by the following:

        The Bidder's press release issued on January 25, 2006, is hereby incorporated by reference to Exhibit (a)(5)(S) hereto.

        The Offer Period, as extended, expired on January 20, 2006 at 06.01h Central European Time, 00.01h New York City Time. On January 25, 2006, the Bidder announced the final results of the Tender Offer. According to the announced results, the Bidder owns or has received tenders of TDC Shares and TDC ADSs representing 88.2% of TDC's Share Capital. This number includes 20,500,000 TDC Shares previously owned by the Bidder, a total of 153,285,207 TDC Shares validly tendered and a total of 2,460,402 TDC ADSs validly tendered (including those tendered pursuant to Guaranteed Delivery procedures).

ITEM 11. ADDITIONAL INFORMATION.

        Item 11 of the Schedule TO is hereby amended and supplemented by the following:

        The Bidder's press release issued on January 25, 2006, is hereby incorporated by reference to Exhibit (a)(5)(S) hereto.

ITEM 12. EXHIBITS.

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following thereto:

(a)(5)(S)	Press Release of the Bidder, dated January 25, 2006.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2006

NORDIC TELEPHONE COMPANY APS
By: /s/ Richard Wilson	By: /s/ Lawrence H. Guffey

Name: Richard Wilson Title: Director	Name: Lawrence H. Guffey Title: Director
By: /s/ Oliver Haarmann	By: /s/ Kurt Björklund

Name: Oliver Haarmann Title: Director	Name: Kurt Björklund Title: Director
By: /s/ Gustavo Schwed

Name: Gustavo Schwed Title: Director
NORDIC TELEPHONE COMPANY INVESTMENT APS
By: /s/ Richard Wilson	By: /s/ Lawrence H. Guffey

Name: Richard Wilson Title: Director	Name: Lawrence H. Guffey Title: Director
By: /s/ Oliver Haarmann	By: /s/ Kurt Björklund

Name: Oliver Haarmann Title: Director	Name: Kurt Björklund Title: Director
By: /s/ Gustavo Schwed

Name: Gustavo Schwed Title: Director

Exhibit Index

Exhibit No.	Description
(a)(5)(S)	Press Release of the Bidder, dated January 25, 2006.

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SIGNATURES
Exhibit Index